Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

August 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549- 7010

Attention: Irene Barberena-Meissner and Daniel Morris

Re:	Icahn Enterprises L.P.
Registration Statement on Form S-3 (File No. 333-289228)

Dear Ms. Barberena-Meissner and Mr. Morris:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Icahn Enterprises L.P. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-289228) so that it may become effective at 4:00 p.m. Eastern Time on August 26, 2025, or as soon thereafter as practicable.

Very truly yours,

Icahn Enterprises L.P.

By:	/s/ Andrew Teno
	Name:	Andrew Teno
	Title:	President and Chief Executive Officer